Exhibit

99.2

–

Capitalisation

and

Indebtedness

  72

The

following

table

sets

out

the

Group’s

capitalisation,

indebtedness

and

contingent

liabilities

on

a

consolidated

basis,

in
accordance

with

IFRS,

as

at

30

September

2020.

As

at
30.09.20
m
Share

Capital

of

Barclays

PLC
Ordinary

shares

-

issued

and

fully

paid

shares

of

£0.25

each
17,353
£m
Group

equity
Called

up

share

capital

and

share

premium
4,630
Other

equity

instruments
12,012
Other

reserves
5,349
Retained

earnings
45,825
Total

equity

excluding

non-controlling

interests
67,816
Non-controlling

interests
1,241
Total

equity
69,057
Group

indebtedness
Subordinated

liabilities
20,259
Debt

securities

in

issue
98,688
Total

indebtedness
118,947
Total

capitalisation

and

indebtedness
188,004
Group

contingent

liabilities

and

commitments
Guarantees

and

letters

of

credit

pledged

as

collateral

security
16,389
Performance

guarantees,

acceptances

and

endorsements
6,388
Total

contingent

liabilities
22,777
Documentary

credits

and

other

short-term

trade

related

transactions
1,124
Standby

facilities,

credit

lines

and

other

commitments
334,156
Total

commitments
335,280